SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[  ] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR
     5 OBLIGATIONS MAY CONTINUE.

1.  NAME AND ADDRESS OF REPORTING PERSON
---------------------------------------
Whitaker, Ronald C.
2878 Wesley Heath
Atlanta, GA  30327


2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
--------------------------------------------
Weirton Steel Corporation
WS

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON
-----------------------------------------------------
###-##-####

4.  STATEMENT FOR MONTH/YEAR
----------------------------
2/96

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)
-----------------------------------------------

6.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
    (CHECK ALL APPLICABLE)
-----------------------------------------------
[x]  DIRECTOR            [ ]  10% OWNER
[ ]  OFFICER (give title)[ ]  OTHER (Specify below)


----------------------------------
----------------------------------


TABLE I.  NON-DERIVATIVE SEURITIES ACQUIRED, DISPOSED OF, OR
          BENEFICIALLY OWNED

1.  TITLE OF SECURITY
     Common Stock, .01 par

2.  TRANSACTION DATE
     2/1/97
3.  TRANSACTION CODE
     N,V

4.  SECURITIES ACQUIRED (A) OR DISPOSED OF (D)
    AMOUNT          (A) OR (D)           PRICE
    --------         ---------         --------
     10,042         A                   3.0375

5.  AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF MONTH
     14,154

6.  OWNERSHIP FORM: DIRECT(D) OR INDIRECT(I)
     12,154 Indirect
      2,000 Direct


7.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP
     Shares held by United National Bank as Trustee for the Weirton Steel Corporation Directors' Deferred Compensation Plan
                -----------------------------------------------

TABLE II.  DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
           BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY- Right to purchase Common Stock,
 .01 par pursuant to the terms of the Directors' Deferred
Compensation Plan

2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY
     3.0375

3.  TRANSACTION DATE (MONTH/DAY/YEAR)
     2/1/97

4.  TRANSACTION CODE
     N,V

5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED(A) OR DISPOSED OF(D)
               (A)                         (D)
         --------------                 -------------
                                          10,042

6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
          DATE EXERCISABLE           EXPIRATION DATE
          ----------------           ---------------


7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
           TITLE                    AMOUNT
          -------                  --------
Common Stock                       10,042

8.  PRICE OF DERIVATIVE SECURITY
     $3.0375

9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF
    MONTH
     none


10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT(D) OR
     INDIRECT(I)


11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP